UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2011

Commission File No. 0-29208

QUANTITATIVE ALPHA TRADING INC.

Registrant's Name

40 Village Centre Place, Suite 300, Mississauga, ON, L4Z 1V9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F
Form 20-F       X                                                          Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes              No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.                      Document

99.1                      Interim financial statements for the nine months ended September 30, 2011.
99.2                      Management’s Discussion & Analysis for the nine months ended September 30, 2011.
99.3                      52-109FV2 CFO Certificate dated October 18, 2011.
99.4                      52-109FV2 CEO Certificate dated October 18, 2011.
99.5                      News Release dated October 18, 2011.
99.6                      Amended interim financial statements for the nine months ended September 30, 2011.
99.7                      52-109FV2 CFO Certificate dated October 26, 2011.
99.8                      52-109FV2 CEO Certificate dated October 26, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTITATIVE ALPHA TRADING INC.
(Registrant)

By	/s/ Michael Boulter
Michael Boulter,
President, COO and Interim CEO

Date  November 7, 2011